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August 23, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	The Procter & Gamble Company
Definitive Additional Materials on Schedule 14A
Filed August 14 and 15, 2017 by The Procter & Gamble Company
File No. 001-00434

Dear Mr. Panos:

On behalf of our client, The Procter & Gamble Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated August 22, 2017 (the “Comment Letter”), with respect to the Company’s additional definitive soliciting materials (“Additional Definitive Soliciting Materials”), filed on August 14 and 15, 2017.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment.

Additional Definitive Soliciting Materials

1.	We note your response to comment 2 of our letter dated August 16, 2017, wherein you provide that the “P&G Peers Per Trian” column was calculated using a simple average of the TSRs of the category constituents but that the other comparison figures other than for P&G were calculated using a weighted average shareholder return methodology. To the extent practicable, please ensure future percentages, when compared next to each other, are calculated using the same formulaic methodology or clearly identify the various methods used to calculate such percentages. Refer to Rule 14a-9.

Response: The Company acknowledges the Staff’s comment and confirms that, to the extent practicable, future percentages, when compared next to each other, will be calculated using the same formulaic methodology or the Company will clearly identify the various methods used to calculate such percentages.

United States Securities and Exchange Commission August 23, 2017 Page 2

2.	On August 13, 2017, the Procter & Gamble Company appears to have posted a video on its website and YouTube entitled “P&G Employee Webcast Highlights.” Please provide us with an analysis of whether the video constitutes soliciting material and, if so, how the company has complied with the Rule 14a-6 requirement to electronically file soliciting materials no later than the date they are first sent or given to security holders. Refer also to Rule 304 of Regulation S-T titled “Graphic, image, audio and video material.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes it has complied with the Rule 14a-6 requirements to electronically file soliciting materials no later than the date they are first sent or given to security holders. The video posted on voteblue.pg.com and YouTube is an excerpt of the transcript and slides that were filed with the SEC as additional definitive soliciting materials on August 9, 2017 (which filing may be found here: https://www.sec.gov/Archives/edgar/data/80424/000119312517252853/d437789ddefa14a.htm).

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	Deborah P. Majoras, Esq. (The Procter & Gamble Company)
Sachin Kohli, Esq. (Weil, Gotshal & Manges LLP)